UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2 )*

Fording Canadian Coal Trust
(Name of Issuer)
Trust Units
(Title of Class of Securities)
345425102
(CUSIP Number)
Peter C. Rozee
Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, B.C. V6C 3L9
Telephone: (604) 687-1117
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	345425102	Schedule 13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Teck Cominco Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		12,857,142

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,650,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,857,142

WITH	10	SHARED DISPOSITIVE POWER

		16,650,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,507,142 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	345425102	Schedule 13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Teck Cominco Metals Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,650,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

16,650,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,650,000 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 345425102	Schedule 13D	Page 4 of 11
Item 1.     Security and the Issuer
This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) by Teck Cominco Limited (“Teck”) and Teck Cominco Metals Ltd., a wholly-owned subsidiary of Teck (“Teck Metals”), relates to trust units (the “Units”) of Fording Canadian Coal Trust, an open-ended mutual fund trust governed by the laws of the Province of Alberta, Canada (the “Issuer”). This Amendment No. 1 supplementally amends the Initial Statement on Schedule 13D, filed by Teck and Teck Metals with the Securities and Exchange Commission on September 27, 2007 (the “Initial Statement”), as amended by Amendment No. 1 to the Schedule 13D, filed by Teck and Teck Metals on June 20, 2008 (together, the “Initial Statement”). The principal executive offices of the Issuer are located at 205 9th Avenue SE, Suite 1000, Calgary, Alberta T2G 0R4. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.
Item 2.     Identity and Background.
No material change.
Item 3.     Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby amended by adding the following at the end thereof:
On July 29, 2008, Teck and the Issuer entered into an Arrangement Agreement (the “Arrangement Agreement”), which provides, upon the terms and subject to the conditions set forth in that agreement, Teck will acquire 100% of the Issuer’s assets which consist principally of a royalty in respect of the Issuer’s 60% non-operating interest in the Elk Valley Coal Partnership (the “Asset Sale”). Teck will also assume certain liabilities of the Issuer. Teck and the Issuer have made customary representations, warranties and covenants in the Arrangement Agreement. Under the terms of the Asset Sale, the Issuer’s Unit holders will receive US$82.00 in cash and 0.245 of a Class B subordinate voting share of Teck per Unit.
In aggregate, pursuant to the terms of the Asset Sale, Teck will pay approximately US$12.4 billion in cash and issue approximately 36.9 million Class B subordinate voting shares of Teck in consideration for the Issuer’s assets. The cash portion of the consideration is expected to be primarily funded by a US$9.8 billion fully underwritten bridge and term loan facility and the proceeds of the sale, prior to closing, of the 29,507,142 Units of the Issuer held by Teck.
In addition, on July 29, 2008, JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada and Bank of Montreal (collectively, the “Commitment Parties”) entered into a commitment letter with Teck (the “Commitment Letter”) pursuant to which the Commitment Parties agreed to provide to Teck, subject to the satisfaction of certain conditions, U.S.$9.8 billion in aggregate principal amount of debt financing. The summary of the Commitment Letter contained in this Item 3 does not purport to be complete, and is qualified in its entirety by reference to the Commitment Letter filed as Exhibit 1, and incorporated herein by reference.
Item 4.     Purpose of Transactions.
Item 4 of the Initial Statement is hereby amended by adding the following at the end thereof:
The information in Item 3 is incorporated herein by reference.

CUSIP No. 345425102	Schedule 13D	Page 5 of 11
The Asset Sale and its related transactions are herein collectively referred to as the “Transaction.” The Transaction is expected to close by the end of October, 2008. Closing of the Transaction will be subject to customary conditions including, among others, the availability of the financing arranged by Teck, receipt of all necessary regulatory approvals, absence of material adverse changes, as well as approval of the Transaction by 66.67% of the Issuer’s Unit holders present in person or by proxy at the meeting held to approve the Transaction, and by a majority of the Issuer’s Unit holders voting on the Transaction other than Teck and its affiliates.
In connection with the Transaction, on July 29, 2008, Teck entered into the Teachers’ Letter Agreement (the “Teachers’ Letter Agreement”) with an affiliate of the Ontario Teachers’ Pension Plan (“Teachers”) under which Teachers, in order to facilitate the Transaction, has agreed to amend Teck’s “top-up” obligations pursuant to the Unit Purchase Agreement dated as of September 23, 2007, entered into in connection with Teck’s acquisition of 11.25% of the outstanding Issuer’s Units from Teachers. Teachers will, on completion of the Transaction, receive compensation of US$105 million for amending its rights, which would have otherwise expired on July 31, 2008. Teck may satisfy this obligation by selling certain Units of the Issuer to Teachers.
In addition, in connection with the Transaction, on July 29, 2008, Teck and the Issuer entered into a Confidentiality Agreement (the “Confidentiality Agreement”) which contains confidentiality and six-month standstill obligations.
The SEC has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions by issuers or their affiliates. Teck expects to file the information required by Rule 13e-3 with the SEC within the next several weeks and to provide the required information to holders of the Issuer’s Units at such time. Unit holders are urged to read such information required by Rule 13e-3 when it becomes available because it will contain important information. In addition, upon the closing of the Transaction, the Issuer will redeem all of the Units of the Issuer held by the public. As a result, its Units will be de-listed from the New York Stock Exchange and the Toronto Stock Exchange and will no longer be traded or quoted.
The summary of the Arrangement Agreement, the Teachers’ Letter Agreement and the Confidentiality Agreement contained in this Item 4 does not purport to be complete, and are qualified in their entirety by reference to the Arrangement Agreement, the Teachers’ Letter Agreement and the Confidentiality Agreement filed as Exhibits 2, 3 and 4 hereto, and incorporated herein by reference.
Except as described in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.
Item 5.     Interest in Securities of the Issuer.
(a) – (b)     The aggregate number of Units held by Teck Metals, beneficially owned pursuant to the Unit Purchase Agreement will be 16,650,000 Units, representing 11.25% of the outstanding units of the Issuer. Teck Metal may be deemed to share voting and dispositive power with Teck with respect to the 16,650,000 Units. Teck holds 12,857,142 Units pursuant to the Combination Agreement, representing 8.7% of the outstanding units of the Issuer and has sole voting and dispositive power with respect to the 12,857,142 Units. Teck may be deemed to beneficially own the 16,650,000 Units held by Teck Metals, as a wholly-owned subsidiary and an aggregate of 29,507,142 Units, representing 19.95% of the outstanding units of the Issuer.
As of the date of this Schedule 13D, Ronald Millos, Senior Vice President, Finance and Chief Financial Officer beneficially owns 1,359 Units. Mr. Millos has sole voting and dispositive power with respect to

CUSIP No. 345425102	Schedule 13D	Page 6 of 11
those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Millos. Mr. Millos disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.
As of the date of this Schedule 13D, Jalynn Bennett, a Director, beneficially owns 1,347 Units. Ms. Bennett has no voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Ms. Bennett. Ms. Bennett disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.
As of the date of this Schedule 13D, Mayank M. Asher, a Director, beneficially owns 1,023 Units. Mr. Asher has sole voting and dispositive power with respect to those Units. Teck and Teck Metals disclaim beneficial ownership of any Units beneficially owned by Mr. Asher. Mr. Asher disclaims beneficial ownership of any Units beneficially owned by Teck and Teck Metals.
(c)     Except as disclosed in this Item 5 of this Schedule 13D, neither Teck nor Teck Metals, nor, to the best knowledge of Teck and Teck Metals, any of the directors or executive officers of Teck and Teck Metals has effected any transaction in the Units in the 60 days prior to the filing of this Schedule 13D.
(d)     Not applicable.
(e)     Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 3 and Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.
Item 7.     Material to be Filed as Exhibits.
Exhibit No.
1	Commitment Letter, dated as of July 29, 2008, among JPMorgan Chase Bank, N.A, Citibank, N.A., Canadian branch, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal and Teck Cominco Limited.

2	Arrangement Agreement, dated as of July 29, 2008, between Teck Cominco Limited and Fording Canadian Coal Trust.

3	Teacher’s Letter Agreement dated as of July 29, 2008 among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Plan Board.

4	Confidentiality Agreement dated as of July 29, 2008, between Teck Cominco Limited and Fording Canadian Coal Trust.

CUSIP No. 345425102	Schedule 13D	Page 7 of 11
5*	Unit Purchase Agreement, dated as of September 23, 2007, among Teck Cominco Limited, Teck Cominco Metals Ltd., Golden Apple Income Inc. and Ontario Teachers’ Pension Plan Board.

*     Previously filed as an exhibit to the Initial Statement on Schedule 13D, filed by Teck and Teck Metals with the Securities and Exchange Commission on September 27, 2007.

CUSIP No. 345425102	Schedule 13D	Page 8 of 11
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 30, 2008

TECK COMINCO LIMITED
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

TECK COMINCO METALS LTD.
By:	/s/ Peter C. Rozee
	Name:	Peter C. Rozee
	Title:	Senior Vice President, Commercial Affairs

CUSIP No. 345425102	Schedule 13D	Page 9 of 11
SCHEDULE I
Teck Cominco Limited
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Limited is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9, unless otherwise indicated.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)
DIRECTORS
All directors listed below are Canadian citizens, except for Mr. Kuriyama and Mr. Mochihara who are both Japanese citizens.

Mayank M. Asher	Executive Vice President, Suncor Energy Inc. P.O. Box 38, 112 – 4 Avenue S.W. Calgary, Alberta T2P 2V5 Canada

J. Brian Aune	President, Alderprise Inc., 755 Meny Sud RR3 Magog, Quebec 71X 3WY Canada.

Jalynn H. Bennett	President, Jalynn H. Bennett and Associates Ltd., 303-247 Davenport Rd Toronto ON M5R 1J9 Canada

Hugh J. Bolton	Chairman, Epcor Utilities Inc., 10065 Jasper Avenue, Edmonton, Alberta T5J 3B1 Canada

Norman B. Keevil	Chairman, Teck Cominco Limited

Norman B. Keevil III	Chief Operating Officer, Triton Logging Inc., 6675 Mirah Road, Saanichton, BC, V8M 1Z4 Canada

Takashi Kuriyama	Executive Vice President, Sumitomo Metal Mining America Inc., #901 – 700 West Pender Street, Vancouver B.C. V6C 1G8 Canada

Donald R. Lindsay[1]	Chief Executive Officer, Teck Cominco Limited

Takuro Mochihara	Senior Managing Executive Officer, Dept. of Mineral Resources Division, Sumitomo Metal Mining Co., Ltd., 11-3, Shimbashi 5-chome, Minato-ku, Tokyo, 105-8716 JAPAN

[1]	Mr. Lindsay is also a director of the Issuer.

CUSIP No. 345425102	Schedule 13D	Page 10 of 11

Derek G. Pannell	Managing Partner, Brookfield Properties BCE Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3 Canada

Janice G. Rennie	Corporate Director

Warren S.R. Seyffert[2]	Corporate Director

Keith E. Steeves	Corporate Director

Chris M.T. Thompson	Corporate Director
EXECUTIVE OFFICERS
All executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens. The principal business and address of each officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9.

OFFICERS
Norman B. Keevil	Chairman

Donald R. Lindsay	Chief Executive Officer and President

Roger J. Higgins	Senior Vice President

Douglas H. Horswill	Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald J. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

[2]	Mr. Seyffert is also a director of the Issuer.

CUSIP No. 345425102	Schedule 13D	Page 11 of 11
Teck Cominco Metals Ltd.
The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and officer of Teck Cominco Metals Ltd. is set forth below. The principal business and address of each director and officer is Teck Cominco Limited, Suite 600-200 Burrard Street, Vancouver, B.C. V6C 3L9. All directors and executive officers listed below are Canadian citizens, except for Mr. Kukielski and Mr. Vance who are both U.S. citizens.

Name	Present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted)

DIRECTORS

Norman B. Keevil	Director, Teck Cominco Limited

Donald R. Lindsay[1]	President, Teck Cominco Limited

G. Leonard Manuel	Senior Vice President and General Counsel, Teck Cominco Limited

Ronald A. Millos	Senior Vice President and Chief Financial Officer, Teck Cominco Limited

Peter C. Rozee	Senior Vice President, Commercial Affairs, Teck Cominco Limited

OFFICERS

Donald R. Lindsay	Chief Executive Officer and President

Roger J. Higgins	Senior Vice President

Douglas H. Horswill	Senior Vice President, Environment and Corporate Affairs

Peter G. Kukielski	Executive Vice President and Chief Operating Officer

G. Leonard Manuel	Senior Vice President and General Counsel

Ronald A. Millos	Senior Vice President, Finance and Chief Financial Officer

Peter C. Rozee	Senior Vice President, Commercial Affairs

Ronald A. Vance	Senior Vice President, Corporate Development

Timothy C. Watson	Senior Vice President, Project Development

[1]	Mr. Lindsay is also a director of the Issuer.